News Release

BASF writes to Engelhard's shareholders

Ludwigshafen, Germany, May 23, 2006 — BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced that it sent a letter to Engelhard's shareholders.
May 23, 2006 P259/06e Daniel Smith Phone: +49 621 60 20829 Fax: +49 621 60 92693 daniel.smith@basf.com
The letter is available for download on the Internet at:

corporate.basf.com/shareholdersletter_engelhard (English)

corporate.basf.com/aktionaersbrief_engelhard (German)

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than €42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.	US media contact:
Rand Pearsall
Phone:      +1 973 245 6820
Fax:           +1 973 245 6714
rand.pearsall@basf.com

Analysts/Investors contact:
Thilo Bischoff
Phone:    +49 621 60 21843
Fax:         +49 621 60 22500
Thilo.bischoff@basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Phone:    +49 621 60-0
http://www.basf.com
Corporate Media Relations
Phone: +49 621 60-20916
Fax:     +49 621 60-92693
presse.kontakt@basf.com

BASF is currently soliciting proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in the definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC") on May 12, 2006, and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. All Engelhard stockholders are strongly encouraged to read the definitive proxy statement, because it contains important information. Engelhard stockholders may obtain copies of the definitive proxy statement and related materials for free at the SEC's website at www.sec.gov.

The identity of people who may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders under SEC rules and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the definitive proxy statement on Schedule 14A that BASF filed with the SEC on May 12, 2006.

BASF may also solicit written consents of Engelhard stockholders to (a) amend the bylaws of Engelhard to increase the number of directors on Engelhard's Board of Directors to twelve and provide that any newly created vacancies on Engelhard's Board of Directors shall be filled by Engelhard's stockholders, and (b) to appoint individuals selected by BASF to fill the vacancies created thereby (the "Proposals"). Full details of the Proposals are contained in the preliminary consent solicitation statement on Schedule 14A that BASF filed with the SEC on May 15, 2006. All Engelhard stockholders are strongly encouraged to read the preliminary consent statement and the definitive consent statement when they are available because they will contain important information. Engelhard stockholders may obtain copies of the preliminary consent statement and related materials for free at the SEC's website at www.sec.gov. The identity of people who, under SEC rules, may be considered "participants in a solicitation" of consents for the Proposals and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the preliminary consent statement on Schedule 14A filed with the SEC on May 15, 2006.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's most recent Form 20-F filed with the SEC.